

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2022

Chamath Palihapitiya
Chief Executive Officer
Social Capital Suvretta Holdings Corp. III
2850 W. Horizon Ridge Parkway
Suite 200
Henderson, NV 89052

Re: Social Capital Suvretta Holdings Corp. III
Preliminary Proxy Statement on Schedule 14A
Filed February 14, 2022
File No. 001-40560

Dear Mr. Palihapitiya:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Raaj S. Narayan, Esq.